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                                  UNITED STATES                  SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION           001-15615
                             WASHINGTON, D.C. 20549
                                                                   CUSIP NUMBER
                                   FORM 12b-25                      965063 10 0

                           NOTIFICATION OF LATE FILING

(Check one):      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K  [X] Form 10-Q
                  [ ] Form N-SAR [ ] Form N-CSR
                  For Period Ended:     July 31, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q 0-028176
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Whitehall Jewellers, Inc.
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Full Name of Registrant

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Former Name if Applicable

155 North Wacker Drive, Suite 500
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Address of Principal Executive Office (Street and Number)

Chicago, IL  60606
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 7, 2005 Registrant received a resignation letter from its recently named CEO, who was due to commence full-time employment upon the completion of her notice period at J. C. Penney, which period expired September 10, 2005. On September 8, 2005, Registrant announced that based on its review of its financial situation in light of current and forecasted

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operating results and management changes, it believes that it needs additional capital to support operations. Registrant advised it was evaluating its alternatives to meet those needs, including the raising of additional debt or equity financing. In addition, the Registrant plans to retain restructuring professionals to assist it.

The Registrant is actively engaged in discussing alternatives with its bank lenders and other parties. There is no assurance that the discussions will result in additional financing or that an alternative transaction will be available. If the Registrant is not able to procure additional financing or otherwise able to obtain additional liquidity, it may be forced to pursue other alternatives, such as a restructuring of its obligations.

As a result, Registrant requires additional time to complete the work necessary to properly present its financial results and related disclosures for the quarter ended July 31, 2005.

Registrant is evaluating factors in light of current and forecasted operating results, such as the need for reserves, deferred tax asset valuation allowances and/or impairment write-downs of goodwill and/or long-lived assets as well as related disclosures in order to fairly present its financial statements in Form 10-Q for the quarter ended July 31, 2005.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John R. Desjardins                    (312) 762-9751
---------------------------         -----------------------------------
(Name)                              (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 [X] Yes [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached explanation.


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                            Whitehall Jewellers, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


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Date:   September   12 , 2005   By: John R. Desjardins, Executive Vice President
      -----------------------       --------------------------------------------

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           EXPLANATION PURSUANT TO ITEM (3) OF PART IV OF FORM 12B-25
                            DATED SEPTEMBER 12, 2005
                          OF WHITEHALL JEWELLERS, INC.

On September 7, 2005 Registrant received a resignation letter from its recently named Chief Executive Officer, who was due to commence full-time employment upon the completion of her notice period at J. C. Penney, which period expired September 10, 2005. On September 8, 2005, Registrant announced that, based on its review of its financial situation in light of current and forecasted operating results and management changes, it believes that it needs additional capital to support operations. Registrant also advised it was evaluating its alternatives to meet those needs, including the raising of additional debt or equity financing. In addition, the Registrant plans to retain restructuring professionals to assist it.

The Registrant is actively engaged in discussing alternatives with its bank lenders and other parties. There is no assurance that the discussions will result in additional financing or that an alternative transaction will be available. If the registrant is not able to procure additional financing or otherwise able to obtain additional liquidity, it may be forced to pursue other alternatives, such as a restructuring of its obligations.

As a result, Registrant requires additional time to complete the work necessary to properly present its financial results and related disclosures for the quarter ended July 31, 2005.

Registrant is evaluating factors in light of current and forecasted operating results, such as the need for reserves, deferred tax asset valuation allowances and/or impairment write-downs of goodwill and/or long-lived assets as well as appropriate disclosures, in order to fairly present its financial statements in Form 10-Q for the quarter ended July 31, 2005.

Registrant believes that its net loss for its second fiscal quarter will be substantially higher than the net loss of approximately $3.2 million it recorded in the second fiscal quarter of 2004. Registrant previously reported that its net sales for the quarter ended July 31, 2005 were $68.4 million as compared to its net sales of $72.284 million for the quarter ended July 31, 2004.




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